ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

TA B L E    O F    C O N T E N T S

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Anooraq Resources Corporation ("Anooraq", or the "Company") for the year ended December 31, 2008 and the unaudited consolidated interim financial statements for the three and six months ended June 30, 2009, and are publicly available on SEDAR at www.sedar.com.

As of January 1, 2009, the Company adopted International Financial Reporting Standards (“IFRS”) and the following disclosure, and associated condensed interim financial statements, are presented in accordance with the International Accounting Standard 34, Interim Financial Reporting. The comparative periods for fiscal 2008 have been restated in accordance with IFRS.

This MD&A is prepared as of August 13, 2009. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed “forward looking statements”. All statements in this MD&A, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that: Lebowa will continue to achieve production levels similar to previous years; and the Ga-Phasha and Platreef Project exploration results will continue to be positive. Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. Anooraq undertakes no obligation to update these forward-looking statements except as required by law.

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This MD&A uses the terms “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Investors should refer to our Annual Report on Form 20-F available at http://www.sec.gov/edgar.shtml

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This MD&A uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Investors should refer to our Annual Report on Form 20-F available at http://www.sec.gov/edgar.shtml

Cautionary Note to Investors Concerning Technical Review of Lebowa Platinum Mines

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the technical review of Lebowa Platinum Mines. Some of the mineralized material classified as a measured and indicated resource has been used in the cash flow analysis. For US mining standards, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required or their issue imminent in order to classify the project’s mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries, could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that these infrastructure facilities can be developed on a timely and cost- effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity, and fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Company has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper and nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical review at times during the past ten years, and for extended periods of time. The projects will require major financing, probably through a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years.

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2	Overview

Anooraq is engaged in the mining, and exploration and development of platinum group metals ("PGM") prospects in the Bushveld Igneous Complex of the Republic of South Africa. The Bushveld Complex hosts numerous PGM mines and prospects, mainly within the UG2 Reef, the Merensky Reef and the Platreef mineralized horizons.

Anooraq, through its wholly owned South African subsidiary Plateau Resources (Proprietary) Limited (“Plateau”), holds a controlling interests in Lebowa Platinum Mine (‘Lebowa”) and several PGM projects, including the advanced stage Ga-Phasha PGM Project (“Ga-Phasha Project”), the advanced stage Boikgantsho PGM Project (“Boikgantsho Project”), and the early stage Kwanda PGM project (“Kwanda Project”). Lebowa, previously 100% owned by Anglo Platinum, is located on the north-eastern limb of the Bushveld Complex adjacent to the Ga-Phasha Project. The Lebowa mining operation consists of a vertical shaft and declines to access the underground development on the Merensky and UG2 Reefs and two concentrators.

Anooraq's objective is to become a significant "mine to market" PGM company with a substantial and diversified PGM asset base including production, development and exploration assets. The Lebowa Transaction is the first stage of advancing the Company's PGM production strategy and has resulted in the Company controlling refined production of 147,600 4E ounces (based on 2008 production at Lebowa from 1.1 million tonnes of ore milled) and a significant mineral resource base of approximately 200 million PGM ounces, the third largest PGM mineral resource base in South Africa.

1.2.1	Lebowa Mine

Lebowa Transaction Agreements

In September 2007, Anooraq and Anglo Platinum announced that they had entered into a detailed transaction framework agreement (the "TFA") relating to the Lebowa Transaction. Thereafter, the Company's efforts were directed toward due diligence and other activities associated with the Lebowa Transaction. On March 28, 2008, the Company, through Plateau, entered into the Lebowa Transaction Agreements with Rustenburg Platinum Mines Limited (“RPM”), a wholly owned subsidiary of Anglo Platinum.

Pursuant to the transaction agreements, Anooraq acquired 51% (controlling share) of the shares in, and claims on shareholders loan account against, Richtrau No. 179 (Proprietary) Limited (“Holdco”), a private company incorporated under the laws of South Africa, which will be renamed Bokoni Platinum Holdings (Proprietary) Limited from Anglo Platinum Limited on July 1,2009 . Holdco holds 100% of Richtrau No.177 (Proprietary) Limited (“Opco”) being the Lebowa mining operation, the Boikgantsho Project, the Ga-Phasha Project and Kwanda Project for an aggregate cash consideration of South African Rands (“ZAR”) 3.6 billion.

As a result of the deterioration in global economic conditions since the end of the third quarter of 2008, and to ensure the sustainability of the Lebowa Transaction, Anooraq and Anglo Platinum renegotiated the consideration payable by Anooraq to Anglo Platinum from ZAR 3.6 billion to ZAR 2.6 billion, with Anglo Platinum agreeing to re-invest a portion of such consideration, in order to share in expected future equity upside in Anooraq. On May 13, 2009, the parties entered into a number of agreements amending the Lebowa Transaction Agreements to reflect such reduced consideration and to facilitate the financing arrangements relating to the Lebowa Transaction.

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company concluded all outstanding conditions of the Lebowa Transaction and the acquisition was implemented effective July 1, 2009. As a result the Company acquired an effective 51% of Lebowa and a controlling interest in the Boikgantsho, Ga-Phasha and Kwanda Projects.

Structure of Ownership Following the Lebowa Transaction

Following completion of the Lebowa Transaction, the simplified corporate structure of the Company's and Anglo Platinum's interest in Lebowa and the Boikgantsho Project, Ga-Phasha Project and Kwanda Project, is as follows:

Financing the Lebowa Transaction

The Company completed a number of financing agreements to finance the Lebowa Transaction at the Plateau level through a combination of a Debt Facility provided by Standard Chartered Bank ("Standard Chartered”) and a vendor finance facility provided by Anglo Platinum (the "Vendor Finance Facility"). In addition, RPM provide Anooraq with an operating cash shortfall facility (“the OCSF”) of up to a maximum of ZAR 750 million and access to RPM’s attributable share of the Holdco cash flows (“the standby facility”) up to a maximum of 29/49 (approximately 59.2%) to meet its obligations of the Debt Facility.

Standard Chartered provided Plateau with a senior debt facility ("the Debt Facility”) of up to ZAR 750 million, including capitalized interest up to a maximum of three years or ZAR 250 million. On July 1, 2009 Standard Chartered advanced ZAR 500 million to Plateau under the Debt Facility. The Debt Facility is repayable in 12 semi-annual equal capital instalments, with the first payment due on January 31, 2013, at a rate of interest equal to the relevant JIBAR (“the Johannesburg Inter Bank Agreed Rate") (or the relevant swap rate) plus 450 basis points, excluding liquidity and reserving costs.

To the extent that Plateau is advised by Standard Chartered that such hedging may be required, the interest payable on up to 50% of the aggregate amount of the rollup interest loan of up to ZAR 250 million outstanding under the Debt Facility may be hedged for a period beginning on

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

the date upon which Plateau is notified that such hedging is required by Standard Chartered until the Debt Facility is repaid in full.

The total amount of the interest payable on the notional amount of the Debt Facility (of ZAR 500 million) drawn down on July 1, 2009 (i.e. other than the rollup interest loan of up to ZAR 250 million) is hedged with effect from July 1, 2009 until July 31, 2012. As at July 1, 2009, the interest rate hedge was fixed at a swap rate of 8.925%. Thereafter, the interest payable on 50% of the aggregate amount of the Debt Facility (other than the rollup interest loan of ZAR 250 million) outstanding under the Debt Facility is hedged until the Debt Facility is discharged in full.

The Debt Facility has a term of 108 months from July 1, 2009. Pursuant to the Holdco Shareholders Agreement, if Plateau's cash flows derived from Holdco are insufficient to meet its debt repayment obligations under the Debt Facility, RPM is obligated, pursuant to the subordinated interest-bearing standby loan facility, to provide Plateau a portion of its entitlement to the Holdco cash flows such that Plateau can utilize up to 80% of all cash flows generated from Lebowa for this purpose.

Anglo Platinum provided the Vendor Finance Facility which represents the majority of the Lebowa Transaction purchase price. This Vendor Finance Facility consists of a ZAR 1.2 billion cash component and a ZAR 1.1 billion share settled financing (the "Share Settled Financing") arrangement.

Under the ZAR 1.2 billion cash component of the Vendor Finance Facility, RPM subscribed for cumulative redeemable preferred shares in the capital of Plateau (the "Plateau Preferred A Shares") for an aggregate subscription price of ZAR 1.2 billion. The Plateau Preferred A Shares are entitled to a 12.0% fixed dividend, compounded on an annual basis and are redeemable in full or in part at any time following issuance upon payment of an amount equal to the subscription price of the Plateau Preferred A Shares, as adjusted, and any accrued and unpaid dividends thereon. The Plateau Preferred A Shares have an initial maturity date of July 1, 2015 and a final maturity date of July 1, 2018 for any redemption amount not settled at the initial maturity date.

During the three year period prior to the initial maturity date, Plateau will be required to undertake a mandatory debt refinancing and use 100% of the external debt funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order: (i) any outstanding amounts of the subordinated interest-bearing standby loan facility ; (ii) any outstanding amounts of the operating cash shortfall facility (“OCSF”); and (iii) the redemption amount payable upon the redemption of any outstanding Plateau Preferred A Shares. The debt market will determine whether the mandatory debt refinance is achievable. Plateau is obliged to undertake the refinancing process but if the debt is not re-financeable based upon the debt markets at that time then there is no sanction on Plateau.

In terms of the Share Settled Financing component of the funding, Pelawan Investments (Proprietary) Limited (“Pelawan”), the majority shareholder of the Company, established a wholly owned subsidiary (the "Pelawan SPV") whereby Pelawan transferred 56,691,303 common shares to the SPV. RPM subscribed for convertible preferred shares in the capital of the SPV (the "SPV Preferred Shares") for an aggregate subscription price of ZAR 1.1 billion. Pelawan encumbered its shareholding in the SPV in favour of RPM as security for the obligations of the SPV in terms of the SPV Preferred Shares.

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The SPV has in turn, for an aggregate subscription price of ZAR 1.1 billion, subscribed for two different classes of convertible preferred shares in Plateau, each such class being convertible into ordinary shares in the capital of Plateau ("Plateau Ordinary Shares") and entitling the holder to a special dividend in cash, which, upon receipt, will immediately be used to subscribe for additional Plateau Ordinary Shares.

Pursuant to the agreement between the SPV and Anooraq (the "Exchange Agreement"), upon Plateau issuing Plateau Ordinary Shares to the SPV, Anooraq have taken delivery of all Plateau Ordinary Shares held by the SPV and, in consideration therefore, issued to the SPV such number of common shares that have a value equal to the value of such Plateau Ordinary Shares. The total number of common shares issued on implementation of the share settled financing is 227.4 million common shares The final effects of the Share Settled Financing is that: (i) RPM has funded a payment of ZAR 1.1 billion to Plateau and RPM ultimately will receive a total of 115.8 million common shares in Anooraq; and (ii) Pelawan will receive 111.6 million common shares in Anooraq in order to maintain Pelawan's minimum 51% shareholding in Anooraq.

The SPV Preferred Shares are convertible in one or more tranches into ordinary shares in the capital of the SPV ("SPV Ordinary Shares") immediately at the instance of RPM, upon the earlier of (i) the date of receipt by the SPV of a conversion notice from RPM and (ii) July 1, 2018. Upon such date, RPM will become entitled to a special dividend in cash, which will immediately be used to subscribe for SPV Ordinary Shares. Upon the SPV converting the SPV Preferred Shares to SPV Ordinary Shares and RPM subscribing for additional SPV Ordinary Shares as a result of the special dividend, the SPV will immediately undertake a share buyback of all SPV Ordinary Shares held by RPM and will settle the buyback consideration by delivering 115.8 million common shares to RPM.

As and when RPM issues a conversion notice as described above, in order to prevent the dilution of the Pelawan's interest in Anooraq below the minimum 51% threshold as required by South African law, the SPV will require Plateau to convert sufficient convertible preferred shares in the capital of Plateau into Plateau Ordinary Shares. Immediately thereafter, Anooraq will take delivery of such Plateau Ordinary Shares and issue such number of common shares (in an aggregate amount of 111.6 million common shares) to the SPV pursuant to the Exchange Agreement. Such common shares will be held by the SPV and will be subject to a rigid lock-up that will prevent the SPV and Pelawan from disposing of such shareholding for so long as Pelawan is required to maintain a minimum 51% shareholding in Anooraq.

As a consequence of Anglo Platinum providing the vendor financing, (i) RPM will ultimately receive a total of 115.8 million common shares in the Company; and (ii) Pelawan will receive 111.6 million common shares in order to maintain Pelawan's minimum 51% shareholding in Anooraq. (These common shares issued to Pelawan will be subject to a rigid lock-up that will prevent Pelawan from disposing of such shareholding for as long as Pelawan is required to maintain a minimum 51% shareholding in Anooraq). The total number of common shares in Anooraq that will be issued on implementation of the share settled financing is 227.4 million common shares. RPM will be able to trade its 115.8 million common shares on an unrestricted basis which could have a depressing effect on the trading price of the Company's common shares

RPM is not bound by any contractual lock-ins or restrictions in respect of any of the Company’s common shares which it will hold. It will, however, prior to disposing of any such Common Shares, engage in a consultative process with Anooraq, and endeavour to dispose of such Common Shares in Anooraq in a responsible manner. Neither Pelawan nor any of the shareholders of Pelawan have any pre-emptive rights in respect of these Common Shares.

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

In order to enable Anooraq to meet any required shareholder contributions in respect of any operating or capital expenditure cash shortfalls at Lebowa during the initial 3 year ramp up phase at the mine, RPM provided Anooraq with the OCSF which can be drawn up to a maximum of ZAR 750 million and is subject to certain annual draw downs, during the first three years. The OCSF bears interest at a rate of 15.84%, compounded quarterly in arrears.

Anglo Platinum also made available to Plateau a standby facility for up to a maximum of 29/49 (approximately 59.2%) of RPM's attributable share of the Holdco cash flows, which Plateau may use to fund any cash flow shortfall that may arise in funding any accrued and capitalized interest and fund repayment obligations under the Debt Facility during its term.. The standby facility will bear interest at the prime rate of interest in South Africa.

The shareholder loans in Holdco and Opco acquired through the acquisition structures rank senior to other internal financing arrangements and are on consistent terms and conditions to the Debt Facility, in order to ensure that 51% of Opco's net cash flows are available to meet Plateau's Debt Facility obligations. The Debt Facility is secured by a mortgage bond over Opco’s immovable assets.

Management of the Lebowa Operations

Plateau and RPM entered into a shareholders’ agreement (“the Holdco Shareholders Agreement”) to govern the relationship between Plateau and RPM, as shareholders of Holdco, and to provide management of Holdco and its subsidiaries, including Opco.

Plateau is entitled to nominate the majority of the directors of Holdco and Opco, and has undertaken that the majority of such nominees will be Historically Disadvantaged Persons (“HDPs”) in South Africa. Anooraq has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled company, pursuant to the Holdco Shareholders Agreement.

Pursuant to the Holdco Shareholders Agreement, the board of directors of Holdco, which is controlled by Anooraq, has the right to call for shareholder contributions, either by way of a shareholder loan or equity. If a shareholder should default on an equity cash call, the other shareholder may increase its equity interest in Holdco by funding the entire cash call, provided that, until the expiry of a period from the closing date of the Lebowa Transaction until the earlier of (i) the date on which the BEE credits attributable to the Anglo Platinum group and/or arising as a result of the Lebowa Transaction become legally secure, and (ii) the date on which 74% of the scheduled capital repayments due by Plateau to Standard Chartered, pursuant to the Debt Facility are made in accordance with the debt repayment profile of the Debt Facility (the "Initial Period"), Anooraq's shareholding in Holdco cannot be diluted for default in respect of equity contributions.

Pursuant to the terms of shared services agreements, Anglo Platinum provide certain services to Opco at a cost that is no greater than the costs charged to any other Anglo American plc group company for the same or similar services. It is anticipated that, as Anooraq builds its internal capacity and transforms to a fully operational PGM producer, these services will be phased out and will be replaced either with internal or third party services. The Anooraq and Plateau group of companies provide certain management services to Opco pursuant to service agreements entered into with effect from July 1, 2009.

The Holdco Shareholders Agreement also governs the initial sale of concentrate from the Ga-Phasha Project upon commencement of production.

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Share Ownership Trusts

Anglo Platinum contributed an amount of $6.3 million (ZAR 45.6 million) to the Bokoni Platinum Mine ESOP Trust to facilitate its establishment, and approximately $5 million (ZAR 36.5 million) of this amount was utilized by the Bokoni Platinum Mine ESOP Trust to subscribe for 4 497 062 common shares. The balance of Anglo Platinum's contribution will be used to pay benefits to New Opco employees for the six years following contribution.

On July 1, 2009, Anglo Platinum donated $14.3 million (ZAR 103.8 million) to the Anooraq Community Participation Trust, of which $10.9 million (ZAR 79.3million) was used to subscribe for 9,799,505 new common shares. As a result of the subscription by the Share Ownership Trusts, Anooraq received proceeds of approximately $15.9 million (ZAR 115.8 million).

The Share Ownership Trusts subscribed for the common shares at a subscription price equal to $1.11, being the closing price of the common shares on the TSX Venture Exchange on the day prior to the announcement of the revised Lebowa transaction terms. The Share Ownership Trusts holds the common shares along with other investments, for the purpose of making distributions to their beneficiaries in accordance with their governing trust deeds.

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Lebowa Technical Information

Overview

Lebowa is an operating mine located on the northeastern limb of the Bushveld Complex, to the north of and adjacent to the Ga-Phasha Project. The Lebowa property consists of seven mining licenses covering an area of 15,459.78 hectares. On May 12, 2008, the DME granted Lebowa conversion of their “old order” mining rights to “new order” mining rights.

Previous technical studies conducted by Anglo Platinum indicated that Lebowa’s maximum value is achieved at a mining rate of 375,000 tonnes per month (“tpm”), comprising steady state Merensky Reef production at 120,000 tpm and steady state UG2 Reef production of 255,000 tpm. Anglo Platinum approved a long term growth plan for Lebowa, which included various replacement and expansion projects, expected to increase production to approximately 375,000 tpm. The initial plan was to increase existing mining operations at Lebowa in two stages:

  Stage 1 (2008-2013) comprised a proposed expansion of Merensky Reef and UG2 Reef ore production to 245,000 tpm, with Merensky Reef production being increased to 120,000 tpm, initially from the Brakfontein Merensky Reef decline shaft system, and UG2 Reef production being increased to 125,000 tpm, initially from the Middelpunt Hill UG2 Reef decline shaft system.

  Stage 2 (2016 onwards) contemplated the further expansion of UG2 Reef production to 255,000 tpm with Merensky Reef production remaining at 120,000 tpm.

Both the Stage 1 and Stage 2 expansions at Lebowa were intended to access the Merensky Reef and UG2 Reef from near surface to approximately 650 meters below surface. Anooraq considers this an advantage, as there would be no need for refrigeration at depths above 650 meters below surface.

Due to changes in market conditions the expansion of the UG2 production to 125,000 tpm was postponed by Anglo Platinum, who proceeded to maintain UG2 production at 45,000 tpm and to continue with the buildup of the Merensky production to 120,000 tpm at the Brakfontein Shaft. These development and replacement projects are expected to increase the total production of Lebowa to reach 160,000 tpm in the short term, which will utilize current mill capacity.

Technical Review

Pursuant to the TFA announced with the Lebowa transaction, the Company commissioned a technical review of the Lebowa mine which was reported in April 2008.

Based on the changing economic conditions and metal price environment, Anooraq and Anglo Platinum undertook a joint technical review of Lebowa in which the Anglo Platinum-approved mine plan and capital program for Lebowa was re-assessed and a revised plan developed.

Anooraq engaged Deloitte Mining Advisory Services (“Deloitte”) to update the April 2008 technical review based on this new work and revised plan. The Deloitte technical report (“May 2009 Technical Report”), written in compliance with National Instrument 43-101 and the Canadian Institute and Mining and Metallurgy (“CIM”) Definition Standards, describes the Lebowa mineral exploration, development and mining production. The May 2009 Technical Report is based on Deloitte’s detailed technical review of work performed by others and was completed by the following independent qualified persons: J. Schweitzer, Pr.Sci.Nat. FSAIMM

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

and S. de Waal, Pr.Sci.Nat. (geology, mineralization), G. Guler, PrEng, FSAIMM, MAusIMM (mineral resources and reserves, mine planning), T. Naidoo, Pr.Sci.Nat. (Exploration, drilling, sampling and data verification), and P. Kramers, PrEng., FSAIMM (mineral processing and metallurgical testing). Deloitte’s May 2009 Technical Report has been filed on www.sedar.com.

The technical review confirmed the following Mineral Reserves and Resources, published by Anglo Platinum in their 2008 annual report and tabulated below, subject to certain qualifications as detailed in the May 2009 Technical Report.

Lebowa Mine Mineral Reserves as at December 31, 2008

	Category	Tonnage (Mt)	4E grade (g/t)	4E contained metal (Moz)
	Proven	21.71	4.34	3.03
Merensky Reef	Probable	5.43	4.16	0.73
	Total Reserve	27.14	4.31	3.76
	Proven	32.10	5.43	5.60
UG2 Reef	Probable	9.10	5.17	1.50
	Total Reserve	41.20	5.37	7.10

Notes:	The Mineral Reserves stated are for 100% of Lebowa. Anooraq’s interest is 51% of the above Mineral Reserves.
Mineral Reserves are exclusive of Mineral Resources. Tonnes and ounces have been rounded and this may have resulted in minor discrepancies.
The 4E elements are the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).
Only Measured and Indicated Resources have been converted to Mineral Reserves.
Mineral Reserve grade is based on the hoisted ore grade.
The Mine Call Factors used in the estimations of Proven and Probable Reserves are 97% and 98%, respectively.
In contained metal calculations, metallurgical recoveries have been assumed to be 100%.

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Lebowa Mine Mineral Resources as at December 31, 2008

Category	Tonnage (Mt)	4E grade (g/t)	4E contained metal (Moz)	Pt grade (g/t)	Pd grade (g/t)	Rh grade (g/t)	Au grade (g/t)
Merensky Reef
Measured	25.92	5.64	4.71	3.63	1.5	0.21	0.30
Indicated	27.39	5.51	4.85	3.46	1.52	0.20	0.33
Measured and	53.31	5.58	9.56	3.54	1.51	0.20	0.32
Indicated
Inferred	102.9	5.30	17.53	3.34	1.45	0.20	0.31
UG2 Reef
Measured	108.5	6.60	23.03	2.70	3.23	0.55	0.12
Indicated	71.91	6.56	15.18	2.70	3.20	0.53	0.13
Measured and	180.38	6.58	38.21	2.70	3.22	0.54	0.12
Indicated
Inferred	145.00	6.61	30.82	2.72	3.23	0.53	0.13

Notes:	The Mineral Resources stated are for 100% of Lebowa. Anooraq’s interest is 51% of the above Mineral Resources.
Mineral Resources are exclusive of Mineral Reserves.
Tonnes and ounces have been rounded and this may have resulted in minor discrepancies.
The 4E elements are the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).
The UG2 Resources include areas of bifurcated UG2 reef.
In contained metal calculations, metallurgical recoveries have been assumed to be 100%.

The 2008 Mineral Resource and Reserve estimates were compiled by Anglo Platinum personnel, who have stated that the estimates are in accordance with the Australasian Code for the Reporting of Mineral Resources and Mineral Reserves (“JORC 2004”) and with the South African Code for Reporting of Mineral Resources and Mineral Reserves (“SAMREC 2007”). In the opinion of Deloitte, there would not be a material difference in the estimations if done under CIM 2005.

Results of the Technical Review – Economic analysis

The economic analysis undertaken for the technical review used South African Rand (“ZAR”) as the base currency and takes into consideration relevant taxes and royalties. The technical review used projected metal prices based on analyst consensus estimates to 2012 resulting in the following average price forecast over the next five years:

Metal Prices		2009	2010	2011	2012	Trend (Real 2008)
Platinum (US$/oz)	Nominal	1052	1237	1369	1398	1339
Palladium (US$/oz)	Nominal	235	293	349	363	378
Rhodium (US$/oz)	Nominal	2831	3421	4049	4436	3700
Nickel (US$/lb)	Nominal	5.6	6.7	7.5	7.9	7.2
Copper (US$/lb)	Nominal	1.9	2.3	2.7	2.6	1.9

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Following is the weighted unit revenue for the 4E basket of metals for the first four years of production.

			2009	2010	2011	2012	LOM (34 years)
		nominal	753	888	999	1035
4E basket	US$/oz	real	753	868	950	956	967
		nominal	9.67	9.42	9.43	9.81
Exchange rate	ZAR/US$	real	9.67	9.21	9.02	9.17	9.60
		nominal	234,238	268,718	302,764	326,336
4E basket	ZAR/kg	real	234,238	256,901	275,404	281,904	297,371
SA CPI			0.0%	4.6%	5.1%	5.3%
US CPI			0.0%	2.3%	2.8%	2.9%

Tax and Royalties

The current South African Income Tax regime for companies applies to Lebowa and the Discounted Cash Flow (“DCF”) model therefore includes the following tax regime:

  Company income tax rate of 28 % on taxable income.
  Secondary tax on companies, a tax on dividends declared, of 10%.
  A withholding tax of 10 % for dividends payable to non-residents.

The South African mining sector enjoys immediate tax relief on capital expenditure i.e. capital expenditure can be off-set against gross profit in the year it is incurred (or can be carried forward to create a tax shield) i.e. capital expenditure is not depreciated or amortised for tax purposes.

The South Africa Royalty Act, which has been deferred for a year, was used as a basis for calculating estimated Royalties. The DCF uses the third and final draft average rate to calculate royalties payable to the State, which is based on gross sales less allowable beneficiation related expenses and transport expenses between the seller and buyer of the final product. The effective royalty rate over the Lebowa Life of Mine (“LOM”) is expected to be 5.6% .

Certain additional mineral resources, that had been the subject of prefeasibility–level studies and hence could be considered mineral reserves but not included in “approved mine plans” by Anglo Platinum, have been used for the economic analysis. This includes 25.7 million tonnes at an average 4E grade of 5.39 g/t from the Brakfontein UG2 Project.

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The table below shows the real term financial indicators of the revised plan over the expected first 34 years of the LOM at Lebowa.

	Units	Total	Units	Total
Material Treated	Tonnes	92,740,000	Tonnes	92,740,000
Grade (4E head grade)	4E g/t	5.06	4E g/t	5.06
PGM produced	4E oz	13,684,167	4E oz	13,684,167
Revenue	ZAR millions	126,749	CAD millions	17,507
Gross revenue	ZAR millions	134,226	CAD millions	18,540
Royalties	ZAR millions	-7,477	CAD millions	-1,033
Operating cost	ZAR millions	64,067	CAD millions	8,849
Unit operating cost	ZAR/t	703.34	CAD/t	97.15
Gross profit	ZAR millions	62,682	CAD millions	8,658
Capital Cost (CAPEX)	ZAR millions	12,468	CAD millions	1,722
Real term tax	ZAR millions	14,937	CAD millions	2,063
Effective tax rate	%	22.00%		22.00
Working CAPEX	ZAR millions	1,303	CAD millions	180
Net profit (after working CAPEX)	ZAR millions	33,974	CAD millions	4,693
Margin	%	24.70%		24.70

Cashflow, Net Present Value and Sensitivities

Based on the assumptions stipulated above, the DCF analysis at Lebowa for the first 34 years of mine plan, yields Net Present Values (“NPV”) at a 7.5% discount rate of ZAR 9,290 million ($1,283 million).

Sensitivities were calculated in the DCF model for revenue, operating costs and working costs. The valuation is most sensitive to a change in revenue. A 10.0% decrease in revenue results in a 28% decrease in value in the case of NPV at a discount rate of 7.5% . The valuation is not particularly sensitive to capital expenditure. An increase in capital of 10 % decreases the value by just 4.0% in the case of NPV at a discount rate of 7.5% . The valuation is sensitive to a variance in operating costs. An increase of 10.0 % decreases the NPV by 14.1% in the case of NPV at a discount rate of 7.5% .

1.2.2	Ga-Phasha Project

Prior to July 1, 2009, Anooraq owned a 50% interest in the Ga-Phasha Project.

Anooraq and Anglo Platinum reviewed the mineral interest between April and October 2006. Several approaches were considered to optimize mining of the deposits at the Ga-Phasha Project. The review confirmed that the UG2 deposit would remain the primary focus for development, and the Merensky deposit warrants further study through additional drilling. Engineering and other work directed toward completion of a pre-feasibility was initiated in late 2006. Since that time, studies on mining method and infrastructure have been underway. Socioeconomic and environmental studies have also been done.

As of July 1, 2009, the joint venture agreements terminated and Ga-Phasha Platinum Mine (Proprietary) Limited, a wholly owned subsidiary of Holdco, owns the respective interest in and assets relating to the Ga-Phasha Project. As a result of the completion of the Lebowa Transaction, Anooraq effectively owns 51% of the Ga-Phasha Project

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.3	Platreef Properties, Northern Limb

Anooraq holds interests in mineral rights (or “farms”) over 37,000 hectares that make up the Central Block, the Rietfontein Block, and the Boikgantsho and Kwanda Projects (see below), collectively, known as the Platreef Properties.

Central Block

The Central Block consists of eight farms or portions acquired by Plateau prior to its joint ventures with Anglo Platinum. It also includes one portion of the Dorstland farm acquired by way of an agreement with Rustenberg (see Kwanda Project). Dorstland 768LR was acquired through an agreement with Pinnacle Resources in 1999. Rights to the other farms or portions are administered by the DME.

Rietfontein Block

On October 10 2001, Plateau entered into an agreement with African Minerals Limited, now Ivanhoe Platinum (“Ivanplats”), whereby Ivanplats had the right to earn a 50% joint venture interest in the Company’s 2,900 ha Rietfontein 2KS Farm. Under the terms of this agreement, Ivanplats was to incur at least $750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein 2KS in accordance with an approved program in each of the ensuing two years (of which the year one program has been completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein 2KS.

There continues to be disagreement over whether Ivanplats ever presented an 'exploration program' as contemplated by the parties and their agreement. Further disagreement exists with respect to the expenditure budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of Ivanplats’ exploration activities. This affects whether or not Ivanplats completed its earn in requirements. Plateau and Ivanplats are currently in an arbitration process, pursuant to the terms of the earn-in agreement. The outcome of the arbitration is not currently determinable.

Kwanda Project

On May 16, 2002, the Company completed an agreement with RPM for the right to acquire up to an 80% interest in twelve PGM properties located on the Northern Limb of the Bushveld Complex Under the agreements with RPM, the Company acquired an initial 50% interest in the PGM rights to the twelve farms.

As of July 1, 2009, the joint venture agreements terminated and Kwanda Platinum Mine (Proprietary) Limited, a private company incorporated under the laws of South Africa, a wholly owned subsidiary of Holdco, owns the respective interest in and assets relating to the Kwanda Project. As a result of the completion of the Lebowa Transaction, Anooraq effectively owns 51% of the Kwanda Project

1.2.4	Boikgantsho Project

In November 2003, Anooraq, through its wholly-owned South African subsidiary, Plateau, entered into a joint venture agreement with PPL to explore and develop PGM, gold, nickel and copper mineralization on Anooraq’s Drenthe and Witrivier farms and the northern portion of Anglo Platinum’s adjacent Overysel farm.

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement with the Company at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum’s facilities. Anglo Platinum owns and operates a PGM smelter at Polokwane, which is approximately 80 kilometers east of the property.

As of July 1, 2009, the joint venture agreements terminated and Boikghantsho Platinum Mine (Proprietary) Limited, a private company incorporated under the laws of South Africa, a wholly owned subsidiary of Holdco, owns the respective interest in and assets relating to the Boikghantsho Project. As a result of the completion of the Lebowa Transaction, Anooraq effectively owns 51% of the Boikghantsho Project.

1.2.5	Market Trends

The average ZAR: Canadian Dollar exchange rate for the six months ended June 30, 2009 was ZAR 7.59 with the closing rate on June 30, 2009 at ZAR 6.65.

Platinum prices averaged US$1,145/oz in 2006 and US$1,314/oz in 2007. In 2008, prices increased to midyear, then decreased significantly, but averaged US$1,583/oz for the year. Prices have shown a steady increase in 2009, from US$930/oz early in the year to a high of $1,200/oz in July, and averaging US$1,112/oz to the date of this report.

Palladium prices averaged approximately US$323/oz in 2006, US$358/oz in 2007 and US$353/oz in 2008. Similar to the pattern if platinum prices, palladium has been steadily increasing in price in 2009 from a low of approximately US$173/oz in January to US$260/oz in July, averaging US$223/oz to the date of this report.

Rhodium prices averaged US$4,562/oz in 2006 and US$6,109/oz in 2007. Prices ranged from US$6000 to US$10,000/oz in the first half of 2008, but decreased in the latter part of the year, closing at US$1,250/oz on December 31 and averaging US$6,532/oz for the year. Prices in 2009 have been improving since the end of January, and to the date of this report have averaged US$1,333/oz.

Gold prices have been on a general uptrend for the past several years, with some periods of volatility, especially in the latter half of 2008. The gold price averaged US$604/oz in 2006, US$697/oz in 2007 and US$871/oz in 2008. The average price in 2009 to the date of this report is approximately US$920/oz.

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Summary of Quarterly Results

Expressed in thousands of dollars, except per-share amounts. Small differences are due to rounding.

	In Accordance with IFRS						Canadian GAAP

	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
	2009	2009	2008	2008	2008	2008	2007	2007

Current assets	810	2,286	4,122	1,445	1,518	3,070	7,401	9,296

Mineral properties
	4,200	4,200	4,200	4,200	6,836	4,200	9,079	9,078
Investment in joint venture	2,239	2.474	2,518	2,836	2,636	2,932	-	-
Other assets	13,822	2,062	2,058	2,031	1,739	1,012	474	103
Total assets	21,074	11,022	12,898	10,512	10,093	11,214	16,954	18,478

Current liabilities	31,508	3,586	3,534	2,191	1,418	977	2,413	2,934
Long term liabilities	-	13,209	12,968	8,722	8,930	8,615	9,807	8,574
Shareholders’ (deficit) equity	(10,434)	(5,773)	(3,604)	(761)	(255)	1,622	4,734	6,967
Total liabilities and
shareholders’ equity	21,074	11,022	12,898	10,512	10,093	11,214	16,954	18,478
Working Capital	(30,698)	(1,300)	588	(746)	100	2,093	5,356	6,362
Expenses

Exploration	1	27	207	15	60	50	749	16
Amortization	31	28	29	14	10	8	9	6
Conference and travel	150	49	51	129	188	53	341	29
Consulting	105	62	118	62	107	22	62	30
Foreign exchange loss (gain)	2	1	52	3	–	2	(69)	(192)
Interest on term loan	590	601	447	495	492	415	648	465
Interest expense (income)	(18)	(50)	(32)	(12)	(41)	(94)	(234)	(103)
Accounting, audit and legal	311	61	95	368	35	79	229	47
Gain on disposal of fixed asset	–	–	–	–	(6)	–	–	–
Rent received	(12)	(14)	–	–	–	–	–	–
Office and administration	165	233	237	204	288	176	172	78
Salaries and benefits	1,802	798	1,126	796	690	1,016	566	488
Shareholder communications	87	36	51	63	54	44	66	60
Trust and filing	86	75	(19)	14	26	162	39	31
Subtotal	3,300	1,907	2,362	2,151	1,903	1,933	2,578	955

Equity loss from joint venture	106	106	71	59	53	51	–	–

Share-based compensation	1,824	51	74	78	5,111	122	8,707	–
Foreign currency translation
loss (gain)	2,150	157	312	(197)	181	(425)	–	–
Future income tax expense
(recovery)	–	–	–	–	–	–	(137)	–
Loss for the period	7,380	2,221	2,819	2,091	7,248	1,681	11,148	955

Basic and diluted loss per share	0.04	0.01	0.01	0.01	0.04	0.01	0.06	0.01

Weighted average number of
common shares outstanding	186,640	186,640	185,775	185,978	185,254	185,218	184,823	184,770
(thousands)

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1. 4	Results of Operations

Three months ended June 30, 2009

The Company incurred a net loss of $5,230,151 for the three months ended June 30, 2009 compared to a loss of $7,066,733 for the three months ended June 30, 2008. The decrease in the loss for the three months to June 30, 2009 resulted primarily from a lower share-based compensation charge of $1,824,077 as compared to $5,110,375 in the same period in 2008 due to less share options granted. The reduction in the loss was partially offset by an increase in remuneration and audit fee costs.

Accounting, audit and legal costs for the three months to June 30, 2009 amounted to $311,985 in comparison to $35,117 for the same period in 2008 mainly due to additional reviews undertaken resulting from the Company adopting IFRS from January 2009. All advisory fees and costs incurred relating to the Lebowa transaction are capitalized.

Conference and travel costs of $149,959 were incurred during the three months ended June 30, 2009 in comparison to the $188,412 incurred during for the same period of fiscal 2008 largely due to reduced international travelling. Consulting costs for the three months ended June 30, 2009 decreased to $105,361 in comparison to $106,908 spent for the same period of fiscal 2008 largely due to tax related consulting expenses associated with revised reporting requirements.

Exploration expenditures decreased in the three months ended June 30, 2009 to $1,350 as compared to $59,811 incurred for the three months ended June 30, 2008. The cost is primarily due to payments related to preserving the prospecting rights and meeting administration costs on the various projects as no significant costs were incurred on PGM exploration activities.

Office and administration for the three months ended June 30, 2009 amounted to $165,098 in comparison to $287,981 spent for the three months ended June 30, 2008. The decrease is due to lower property charges compared to 2008.

Salaries and benefits amounted to $1,800,194 in the three months ended June 30, 2009 in comparison to $689,525 for the three months ended June 30, 2008 due to the appointment of executives in anticipation of the finalisation of the Lebowa Transaction and incentive compensation of $506,425 due the completion of the Lebowa Transaction. The charge for share based compensation was $1,824,077 for the three months to June 2009 compared to a charge of $5,110,375 for the six months to June 30, 2008 due to the repricing of outstanding options as approved at the shareholders meeting on June 15, 2009.

Trust and filing for the three months ended June 30, 2009 increased to $85,946 in comparison to $26,332 incurred for the three months ended June 30, 2008 primarily as a result of increase expenditure relating to the Company’s various stock exchange listings.

The Company recorded finance costs of $590, 446 for the three months ended June 30, 2009 in comparison to $491,616 incurred for the same period of fiscal 2008. The interest expense is mainly due to accrued interest on the Company’s long-term loan with Rustenburg Platinum Mines Limited, which was increased in November 2008. The decreased prime overdraft rate of 13% was partially offset by the strengthening of the South African rand against the Canadian dollar. Prime overdraft interest rates declined to 13% in the first quarter of 2009 and are expected to decrease further in the coming months.

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Interest income amounted to $18,317 for the three months ended June 30, 2009, in comparison to $40,734 for the same period of fiscal 2008 as a result of lower cash balances.

Six months to June 2009

The Company incurred a loss of $7,294,165 for the six months ended June 30, 2009 compared to a loss of $9,174,118 for the six months ended June 30, 2008. The decreased loss for the six months to June 30 2009 resulted primarily from a lower share based compensation charge of $1,875,536 as compared to $5,232,693 in the previous six months due to fewer share options issued and the impact of the repricing approved at the shareholders meeting on June 15, 2009.

Accounting, legal and audit charges increased to $372,575 for the period ended June 30, 2009 in comparison to $114,546 for the previous six months mainly due to additional review costs incurred resulting from changing the basis of preparation to IFRS from Canadian GAAP.

Amortization increased to $59,722 as compared to $18,118 in the previous six months as a result of the acquisition of assets due to the Company relocating its office in South Africa. Conference and travel costs of $198,651 were incurred during the six months ended June 30, 2009 in comparison to the $241,138 incurred during for the same period of fiscal 2008 largely due to reduced international travelling by management. Consulting costs for the six months ended June 30, 2009 increased to $167,397 in comparison to $128,890 spent for the same period of fiscal 2008 largely due to tax related consulting expenses associated with revised reporting requirements in the US.

Exploration expenditures decreased in the six months ended June 30, 2009 to $28,542 as compared to $110,350 for the six months ended June 30, 2008. The cost is primarily due to payments related to preserving the prospecting rights and meeting joint venture costs on the Ga-Phasha Project as no significant costs were incurred on PGM exploration activities.

Office and administration for the six months ended June 30, 2009 amounted to $397,855 in comparison to $464,353 for the six months ended June 30, 2008 as a result of relocation cost incurred in the six months ended June 30, 2008.

Salaries and benefits amounted to $2,598,947 in the six months ended June 30, 2009 in comparison to $1,705,087 for the same period in the prior six months. Salaries and benefits for the six months ended June 30, 2009 include the compensation with respect to payment of a success related bonus of $506,425 to a number of executives associated with the completion of the Lebowa Transaction.

The accounting charge relating to share based compensation decreased to $1,875,536 for the six months ended June 30, 2009, compared to $5,232,693 incurred for same period in fiscal 2008 due to the repricing of outstanding options as approved at the shareholders meeting on June 15, 2009.

Trust and filing for the six months ended June 30, 2009 decreased to $161,039 in comparison to the $189,179 incurred for the six months ended June 30, 2008 primarily as a result of decreased expenditure relating to the Company’s various stock exchange listings.

The Company recorded interest expense of $1,191,312 for the six months ended June 30, 2009 in comparison to $906,493 incurred for the same period of fiscal 2008. The charge increased due the increase in the loan advance from RPM offset by the decreased prime overdraft rate in the period.

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Interest income amounted to $68,594 for the six months ended June 30, 2009, in comparison to $135,549 for the same period of fiscal 2008 as a result of lower cash balances

1. 5	Liquidity

At June 30 2009 the Company had a, working capital deficit of $30,698,920 compared to a working capital surplus of $587,726 as at December 31, 2008 inclusive of the current portion of the RPM loan. Working capital excluding the current portion of the RPM loan was $1,332,308 compared to $2,323,389 at December 31, 2008. As at June 30, 2009, the Company had cash and cash equivalents of $451,601.

The Company reached agreement with Anglo Platinum on November 23, 2008, whereby Anglo Platinum agreed to provide an additional ZAR 30 million to the Company by increasing the existing loan to Plateau, from ZAR 70 million to ZAR 100 million and agreed to defer interest payments owing in terms of the existing loan to the final closing of the Lebowa Transaction. The loan and accrued interest amounting to $18,357,689 (ZAR 122,078,634) was repaid on July 1, 2009.

As at June 30, 2009 all outstanding regulatory approvals were obtained by the Company and all outstanding conditions fulfilled and the transaction was completed. As a result of the completion of the Lebowa Transaction the Company secured additional financial resources and long term funding (as discussed under Financing the Lebowa Transaction). The Company expects that the cash flows from the acquired mining operations and the additional financing secured will be sufficient to meet ongoing operating cash requirements

The Company’s long-term debt obligations are denominated in South African Rand. Long-term debt obligations have been presented at an exchange rate of 1 Canadian dollar = ZAR.7.65 the closing rate in effect on June 30, 2009.

The Company has the following long-term contractual obligations as at June 30, 2009:

Payments due by period
	Total	Less than1 year	1 to 3 years	3-5 years	More than 5 years

Contractual	Nil	Nil	Nil	Nil	Nil
Long term debt	$18.2M	$18.2M	Nil	Nil	Nil
Operating lease	$1.45M	$0.25M	$1.2M	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	$19.65M	$18.45M	$1.2M	Nil	Nil

The Company has routine market-price leases on its office premises in Johannesburg, South Africa.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1. 6	Capital Resources

Anooraq's sources of capital are primarily equity investment and debt.

The Company's access to capital sources is dependent upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development. The Company has secured sustainable long term funding and completed the Lebowa transaction and obtained funding to meet its operating obligations.

As a result of completion of the Lebowa Transaction, as of July 1, 2009 the Company has $10,858,397 (ZAR 72,208,340) commitments for its share of anticipated capital expenditure at the Lebowa mine. The expenditure will be funded from anticipated operating cash flows from the Lebowa mine and utilisation of the OCSF with RPM.

1. 7	Off-Balance Sheet Arrangements

None.

1. 8	Transactions with Related Parties

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by several public companies, one of which is Anooraq. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. During the six months ended June 30, 2009 services rendered by HDSI were $212,486 as compared to $650,328 for the six months ended June 30, 2008.

During the six months ended June 30,, 2009, the Company paid or accrued $nil (three months ended June 30, 2008 – $4,928) to CEC Engineering Ltd, a private company owned by a former director of a subsidiary, for engineering and project management services at market rates.

1. 9	Fourth Quarter

Not applicable.

1. 10	Proposed Transaction

The Lebowa Transaction completed on July 1, 2009.

1. 11	Critical Accounting Estimates

The Company's accounting policies are presented in note 4 of the unaudited interim consolidated financial statements and changes to those policies are described in note 4 of the consolidated interim financial statements for the six months ended June 30, 2009, which have been publicly filed on SEDAR at www.sedar.com and as presented in Changes in Accounting Policies item 1.13. The preparation of the condensed interim financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”),

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates include:

  mineral resources and reserves,
  carrying value of the investment in the Pebble Partnership;
  property, plant and equipment (including depreciation);
  impairment testing;
  the calculation of share-based payments; and
  asset retirement obligations;

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

1. 12	Changes in Accounting Policies including Initial Adoption

Transition to and Initial Adoption of International Financial Reporting Standards (“IFRS”)

Effective January 1, 2009 the Company early adopted IFRS following the exemption received from the applicable Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency (“NI 52-107”) on March 2, 2009.

The consolidated interim financial statements for the six months ended June 30, 2009 have been prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies consistent with IFRS and as issued by the International Accounting Standards Board (“IASB”) and interpretations of IFRIC

These are the Company’s second IFRS consolidated interim financial statements for part of the period covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending December 31, 2009. Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”).

The preparation of these consolidated interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under GAAP.

The accounting policies as set out in Note 4 of the consolidated interim financial statements have been applied consistently to all periods presented in these financial statements. Comparative information for the six months ended June 30, 2008 and financial statements for the year ended December 31, 2008, have been adjusted from amounts previously reported under GAAP.

Impact of IFRS on Our Organization

The conversion to IFRS impacts the way the Company presents its financial results. The Company has fully prepared and trained its employees and directors to ensure an appropriate understanding of IFRS during the transition process. The impact of the conversion to IFRS on the Company’s accounting systems has been minimal as the Company was still in the exploration phase. The Company’s internal and disclosure control processes, as currently designed, have not required significant modifications as a result of its conversion to IFRS. The Company has assessed the impacts of adopting IFRS on our contractual arrangements, and has not identified any material compliance issues. The Company has considered the impacts that the

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

transition will have on our internal planning process and compensation arrangements and has not identified any significant impacts.

First Time Adoption of IFRS

The guidance for the first time adoption of IFRS is set out in IFRS 1, First Time Adoption of International Financial Reporting Standards.(“IFRS 1”) which provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

  to apply the requirements of IFRS 3, Business Combinations, prospectively from January 1, 2008, the “Transition Date”;

  to apply the requirements of IFRS 2, Share-based payments, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date; and

  to transfer all foreign currency translation differences, recognized as a separate component of equity, to deficit as at the Transition Date including those foreign currency differences which arise on adoption of IFRS.

An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in Note 11 of the consolidated interim financial statements and also discussed below:

New Standards Not Yet Adopted

Standards and interpretations issued but not yet effective applicable to the Company:

  Amendments to IFRS 3, Business Combinations
  Amendments to IFRS 5, Non-current Assets Held for Sale and Discontinued Operations
  Amendments to IAS 16, Property, Plant and Equipment
  Amendments to IAS 27, Consolidated and Separate Financial Statements
  Amendments to IAS 28, Investments in Associates
  Amendments to IAS 31, Interests in Joint Ventures

The Company is evaluating the impact that these standards will have on the consolidated financial statements.

1. 13	Financial Instruments and Other Instruments

The Company is exposed in varying degrees to a variety of financial instruments related risk, including credit risk, liquidity risk, foreign exchange risk, interest risk and commodity price risk

Credit Risk

Credit risk is the risk of potential loss to the Company if counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. The carrying value of the Company’s cash and cash equivalents and accounts receivable

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

represent the maximum exposure to credit risk. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank

Foreign Exchange Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. In addition, the Company has cash and certain liabilities denominated in South African Rand. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Interest Rate Risk

The Company has a financing agreement with Standard Chartered whereby a Debt Facility was made available as part consideration for the Lebowa Transaction. The Debt Facility is repayable in 12 semi-annual equal capital instalments, with the first payment due on January 31, 2013, at a rate of interest equal to the relevant JIBAR (“the Johannesburg Inter Bank Agreed Rate”) or the relevant swap rate plus 450 basis points, excluding liquidity and reserving costs.

The Company has the following debt agreements with Anglo Platinum:

-      Anglo Platinum provided vendor financing for the majority of the Lebowa Transaction purchase price. This Vendor Finance Facility consists of a ZAR 1.2 billion cash component and the ZAR 1.1 billion share settled financing The Plateau Preferred A Shares are entitled to a 12.0% fixed dividend compounded on an annual basis.

-      RPM a provided Anooraq with an operating cash flow shortfall facility up to a maximum of ZAR 778 million subject to certain annual maximums, during the first three years of the OCSF. The OCSF bears interest at a rate of 15.84%, compounded quarterly in arrears.

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

- Anglo Platinum provides Plateau a standby facility for up to a maximum of 29/49 (approximately 59.2%) of RPM's attributable share of the Holdco cash flows, which Plateau may use to fund any cash flow shortfall that may arise in funding any accrued and capitalized interest and fund repayment obligations under the Debt Facility during its term. The standby facility bears interest at the prime rate of interest in South Africa.

Commodity Price Risk

The Company's revenue and value of resource properties depend on the price of PGM and their future demand. The Company does not have any hedging or other commodity based price risks in respect of its operational activities. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of speculative hedging activities.

1. 14	Other MD&A Requirements

Additional information relating to the Company including the Company’s Annual Information Form is available on SEDAR (www.sedar.com)

1. 14.1	Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a venture issuer.

1.14.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at August 13, 2009. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				201,743,472

Share purchase options	December 17, 2010	$1.29	1,285,000
	July 1, 2010	$1.29	119,000
	October 15, 2012	$1.29	4,195,000
	October 15, 2012	$1.29	126,000
	June 25, 2013	$1.29	916,000
	June 30, 2013	$1.29	1,410,000
	June 29, 2014	$0.96	1,026,000	9,077,000

Potentially issuable upon redemption of Plateau “A” Preference Shares				NIL

Potentially issuable upon redemption of Plateau “B” Preference Shares				227,400,000

ANOORAQ RESOURCES CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1. 14.3	Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As of January 1, 2009, the Company early adopted IFRS as its standard for financial reporting. In connection with the adoption of IFRS, the Company updated its internal controls over financial reporting, as necessary, to facilitate the respective IFRS convergence and transition activities performed. Other than the adoption of IFRS, no other significant changes in internal controls over financial reporting occurred during the period ended June 30, 2009 that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

1. 14.4	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls and procedures during the period ended June 30, 2009 that could significantly affect disclosure controls and procedures subsequent to the date the Company carried out its evaluation.